Filed by: CIM Real Estate Finance Trust, Inc.
    Pursuant to Rule 425 under the Securities Act of 1933
    and deemed filed pursuant to Rule 14a-12
    under the Securities Exchange Act of 1934
    Subject Company: CIM Income NAV, Inc. (Commission File No.: 000-55187)

September 22, 2021

Dear Financial Professional,

Our records indicate that you have clients invested in one or both of CIM Real Estate Finance Trust, Inc. (“CMFT”), and CIM Income NAV, Inc. (“INAV”). We are pleased to share an exciting update about these REITs.

On September 22, 2021, CMFT and INAV announced that the companies have entered into a definitive agreement whereby CMFT would acquire INAV in a stock-for-stock, tax-free merger transaction. The pro forma combined company (“CC CMFT”) would have approximately $6.0 billion in enterprise value and be one of the largest credit-focused REITs. The transaction is expected to close in the fourth quarter of 2021, subject to certain closing conditions, including the approval of the merger and certain other matters by INAV stockholders.

Transaction Background
CMFT and INAV believe that greater scale, diversification, financial strength and improved access to capital markets would best position each REIT for future success. CIM recommended that each REIT’s Board of Directors explore combining the REITs to form a larger, more diversified company focused on long-term value creation for stockholders.

The Boards of Directors of CMFT and INAV each formed a special committee composed exclusively of disinterested, independent directors to evaluate the proposed merger transaction and negotiate the merger agreement. Each special committee engaged its own financial and legal advisors and unanimously recommended approval of the merger agreement, and each respective Board of Directors subsequently unanimously approved the entry by its REIT into the merger agreement.

Stockholder Benefits
The merger is expected to produce meaningful benefits for stockholders of CMFT and INAV, including:

•Greater Scale & Relevance: With $6.0 billion and $3.2 billion1 in enterprise value and equity value, respectively, CC CMFT will be one of the largest credit-focused REITs, increasing CC CMFT’s relevance in the capital markets and reducing its cost of debt and equity capital.
•Diversification: CC CMFT's combined 590 property, 23.8-million-square-foot real estate portfolio will have greater tenant, industry and asset type diversity, providing CC CMFT with greater flexibility to opportunistically pursue growth strategies and recycle non-core assets. CC CMFT’s top five tenant concentration decreases from 22% at both CMFT and INAV to 19%, with no single tenant concentration above 5%.

•Path to Liquidity: The merger transaction is one more step in the execution of CMFT’s business plan and is anticipated to better position CC CMFT for a public market listing, which, subject to market conditions and the continued successful execution of its business plan, is expected to occur in 2022.2
•Cost Savings: CC CMFT is expected to realize $2.8 million of annualized general and administrative synergies on a run-rate basis with additional cash flow improvement of $2.5 million to INAV stockholders through the elimination of ongoing stockholder servicing fees.

Transaction Terms
•Subject to the terms and conditions of the merger agreement, INAV stockholders would receive an approximate 10.6%3 premium for each share of INAV common stock based upon the receipt of the following consideration:
•Class D: 2.574 shares of CMFT common stock, which is valued at approximately $18.53 per share
•Class T: 2.510 shares of CMFT common stock, which is valued at approximately $18.07 per share
•Class S: 2.508 shares of CMFT common stock, which is valued at approximately $18.06 per share
•Class I: 2.622 shares of CMFT common stock, which is valued at approximately $18.88 per share
•CMFT intends to increase its distribution rate, subject to approval by the CMFT Board of Directors, so that INAV stockholders will receive aggregate per annum distributions in an amount equal to or greater than INAV’s current annualized distributions after the closing of the proposed merger.
•Following the closing of the merger transaction, former INAV stockholders are expected to own approximately 17% of CC CMFT.
•INAV’s distribution reinvestment plan (“DRIP”) and share redemption plan (“SRP”) have been suspended for the duration of the merger process, and redemption requests currently on file for September will not be honored. Effective with the September 2021 distribution paid on or around October 1, INAV stockholders participating in the DRIP will receive distributions in cash to their address of record, or to the custodian of record for custodial accounts. Stockholders may elect to enroll in the CC CMFT DRIP and participate in the CC CMFT SRP after the proposed merger transaction has been completed.
•The CMFT DRIP and redemption plans will not be affected and will continue in the ordinary course.
•Distributions are not guaranteed, and each respective Board will consider declaring distributions in the ordinary course during the merger process, subject to market factors, company performance and other circumstances.
•Upon closing, the Board of Directors of CC CMFT will invite one independent director of INAV that is not currently a CMFT independent director to join the CMFT Board.

INAV stockholders will be notified about the proposed transaction by mail, and you may view the stockholder letter at the link below.
<INAV Stockholder Letter>

Additionally, INAV stockholders will be asked to approve the merger. We will inform you of timing and details related to the stockholder meeting to approve the merger when those details are available.

A presentation document with additional details about the proposed transaction is available here. CMFT and INAV also each filed a Current Report on Form 8-K with the Securities and Exchange Commission regarding the proposed merger. All the documents are available on the SEC website and at www.cimgroup.com/announcements.

Thank you for discussing this update with your clients, and we will continue to keep you informed. If you have any questions, please contact the CIM Sales Desk at 866.341.2653.

Sincerely,

Emily Vande Krol
Managing Director, Partner Solutions Group
President, CCO Capital, LLC

1) Based on CMFT and INAV’s respective most recently published NAVs, published as of 3/31/2021 and 7/31/2021, respectively. CC CMFT equity value assumes a 10.6% premium paid in consideration on all INAV shares outstanding as of 7/31/2021.
2) There is no guarantee that a public market listing will take place within the expected time period or at all.
3) Premium is approximate, based on the -average exchange ratio.

Cautionary Statement Regarding Forward-Looking Information
This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for INAV and CMFT and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the merger or any of the other mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of INAV; the ability of CMFT to achieve the expected cost synergies or to engage in any liquidity event; the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of each of INAV and CMFT and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; legislative and regulatory changes; and other factors, including those set forth in the section entitled “Risk Factors” in INAV’s and CMFT’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and other reports filed by INAV and CMFT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither INAV nor CMFT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.
Additional Information and Where to Find It
In connection with the proposed merger, CMFT intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of INAV and will also constitute a prospectus of CMFT. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of INAV. In connection with the proposed merger, INAV intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A relating to a special meeting of its stockholders. STOCKHOLDERS OF INAV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders of INAV will be able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM Group LLC’s website at https://www.cimgroup.com/announcements, as they become available. Such documents are not currently available.
Participants in Solicitation
INAV and its directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from INAV’s stockholders in respect of the proposed merger between INAV and CMFT. Information regarding the directors, executive officers and external advisors of INAV and CMFT is contained in the Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC by each entity on March 31, 2021, as amended by INAV on April 19, 2021 and as amended by CMFT on April 27, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement of INAV regarding its proposed merger with CMFT when it becomes available.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed merger.